SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2010

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBITS

Exhibit	Description

1.1	Monthly Return of Equity Issuer on Movements in Securities for the month ended December 31, 2009 submitted by the Registrant on January 7, 2010 for publication by The Stock Exchange of Hong Kong Limited

1.2	Joint announcement dated January 8, 2010 of the Registrant, Hutchison Whampoa Limited (“HWL”) and Hutchison Telecommunications Holdings Limited (the “Offeror”), a shareholder of the Registrant and an indirect wholly owned subsidiary of HWL, relating to the proposed privatisation of the Registrant by the Offeror by way of a scheme of arrangement under Section 86 of the Companies Law of the Cayman Islands.

1.3	Joint Press Release dated January 8, 2010 of the Registrant and HWL regarding the proposed privatization of the Registrant at HK$2.2 per share

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2010

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/S/ CHRISTOPHER FOLL
Christopher Foll
Chief Financial Officer

Exhibit 1.1

For Main Board and GEM listed issuers

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy):	31/12/2009

To: Hong Kong Exchanges and Clearing Limited

Name of Issuer	Hutchison Telecommunications International Limited
Date Submitted	7 January 2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code:	2332	Description:	Ordinary Share

	No. of ordinary shares	Par value (HK$)	Authorised share capital (HK$)
Balance at close of preceding month	10,000,000,000	0.25	2,500,000,000

Increase/(decrease)	NIL		NIL

Balance at close of the month	10,000,000,000	0.25	2,500,000,000

(2) Stock code:	N/A	Description:	N/A

	No. of ordinary shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month	N/A	N/A	N/A

Increase/(decrease)	N/A		N/A

Balance at close of the month	N/A	N/A	N/A

For Main Board and GEM listed issuers

2. Preference Shares

Stock code :	N/A	Description :	Preference Share

	No. of preference shares	Par value (US$)	Authorised share capital (US$)
Balance at close of preceding month	1,000,000	0.01	10,000

Increase/(decrease)	NIL		NIL

Balance at close of the month	1,000,000	0.01	10,000

3. Other Classes of Shares

Stock code :	N/A	Description :	N/A

	No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month	N/A	N/A	N/A

Increase/(decrease)	N/A		N/A

Balance at close of the month	N/A	N/A	N/A

Total authorised share capital at the end of the month (State currency) :	Ordinary Shares: HK$2,500,000,000 Preference Shares: US$10,000

For Main Board and GEM listed issuers

II. Movements in Issued Share Capital

	No. of ordinary shares		No. of preference	No. of other classes
	(1)	(2)	shares	of shares
Balance at close of preceding month	4,814,562,875	N/A	NIL	N/A

Increase/ (decrease) during the month	NIL	N/A	NIL	N/A

Balance at close of the month	4,814,562,875	N/A	NIL	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares	Movement during the month				No. of new shares of issuer issued during the month pursuant	No. of new shares of issuer which may be issued pursuant thereto
issuable	Granted	Exercised	Cancelled	Lapsed	thereto	as at close of the month
1. Share

Option

Scheme

approved on

19/5/2005

Ordinary shares	NIL	NIL	NIL	183,334	NIL	6,833,335

(Note 1)

2. N/A

( / / )

shares	N/A	N/A	N/A	N/A	N/A	N/A

(Note 1)

3. N/A

( / / )

shares	N/A	N/A	N/A	N/A	N/A	N/A

(Note 1)
			Total A. (Ordinary shares)		NIL

			(Preference shares)		N/A

			(Other class)		N/A

Total funds raised during the month from exercise of options (State currency)			NIL

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A

	N/A	N/A	N/A	N/A	N/A	N/A
( / / )
Stock code (if listed)	N/A
Class of shares issuable (Note 1)	N/A
Subscription price	N/A
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

2. N/A

	N/A	N/A	N/A	N/A	N/A	N/A
( / / )
Stock code (if listed)	N/A
Class of shares issuable (Note 1)	N/A
Subscription price	N/A
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

3. N/A

	N/A	N/A	N/A	N/A	N/A	N/A
( / / )
Stock code (if listed)	N/A
Class of shares issuable (Note 1)	N/A
Subscription price	N/A
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

4. N/A

	N/A	N/A	N/A	N/A	N/A	N/A

( / / )
Stock code (if listed)	N/A
Class of shares issuable (Note 1)	N/A
Subscription price	N/A
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

			Total B.	(Ordinary shares)	N/A
			(Preference shares)		N/A
			(Other class)		N/A

For Main Board and GEM listed issuers

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A

	N/A	N/A	N/A	N/A	N/A	N/A

Stock code (if listed)	N/A

Class of shares issuable (Note 1)	N/A

Subscription price	N/A

EGM approval date
(if applicable)
(dd/mm/yyyy))	( / / )

2. N/A

	N/A	N/A	N/A	N/A	N/A	N/A

Stock code (if listed)	N/A

Class of shares issuable (Note 1)	N/A

Subscription price	N/A

EGM approval date
(if applicable)
(dd/mm/yyyy)	( / / )

3. N/A

	N/A	N/A	N/A	N/A	N/A	N/A

Stock code (if listed)	N/A

Class of shares issuable (Note 1)	N/A

Subscription price	N/A

EGM approval date
(if applicable)
(dd/mm/yyyy)	( / / )

4. N/A

	N/A	N/A	N/A	N/A	N/A	N/A

Stock code (if listed)	N/A

Class of shares issuable (Note 1)	N/A

Subscription price	N/A

EGM approval date
(if applicable)
(dd/mm/yyyy)	( / / )

		Total C. (Ordinary shares)			N/A

		(Preference shares)			N/A

		(Other class)			N/A

For Main Board and GEM listed issuers

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:		No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.	N/A

( / / )

	shares (Note 1)	N/A	N/A

2.	N/A

( / / )

	shares (Note 1)	N/A	N/A

3.	N/A

( / / )

	shares (Note 1)	N/A	N/A

	Total D. (Ordinary shares)	N/A

	(Preference shares)	N/A

	(Other class)	N/A

For Main Board and GEM listed issuers

Other Movements in Issued Share Capital

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price :	State currency	N/A	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A ( / / ) ( / / )	N/A	N/A

2. Open offer	At price :	State currency	N/A	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A ( / / ) ( / / )	N/A	N/A

3. Placing	At price :	State currency	N/A	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A ( / / ) ( / / )	N/A	N/A

4. Bonus issue				Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A ( / / ) ( / / )	N/A	N/A

For Main Board and GEM listed issuers

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
				Class of shares issuable (Note 1)	N/A
5. Scrip dividend	At price :	State currency	N/A	Issue and allotment date : (dd/mm/yyyy)	( / / )
				EGM approval date: (dd/mm/yyyy)	( / / )
						N/A	N/A

				Class of shares repurchased (Note 1)	N/A

6. Repurchase of shares				Cancellation date : (dd/mm/yyyy)	( / / )
				EGM approval date: (dd/mm/yyyy)	( / / )
						N/A	N/A

				Class of shares redeemed (Note 1)	N/A
7. Redemption of shares				Redemption date : (dd/mm/yyyy)	( / / )
				EGM approval date: (dd/mm/yyyy)	( / / )
						N/A	N/A

				Class of shares issuable (Note 1)	N/A

8. Consideration issue	At price :	State currency	N/A	Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )
						N/A	N/A

For Main Board and GEM listed issuers

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation				Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A ( / / ) ( / / )	N/A	N/A

10. Other (Please specify)	At price :	State currency	N/A	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A ( / / ) ( / / )	N/A	N/A

Total E. (Ordinary shares)						N/A

(Preference shares)						N/A

(Other class)						N/A

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):					(1)	NIL

					(2)	N/A

Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):						NIL

Total increase /(decrease) in other classes of shares during the month (i.e. Total of A to E):						N/A

(These figures should be the same as the relevant figures under II above (“Movements in Issued Share Capital”).)

For Main Board and GEM listed issuers

Remarks (if any):

Submitted by:	Edith Shih

Title:	Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. State the class of shares (e.g. ordinary, preference or other).

2. If there is insufficient space, please append the prescribed continuation sheet.

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, Inc. take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness, and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

THE TRANSACTIONS CONTEMPLATED BY THIS ANNOUNCEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE US SECURITIES AND EXCHANGE COMMISSION OR BY ANY US STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY US STATE SECURITIES COMMISSION PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS ANNOUNCEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Offeror, HWL or HTIL nor is it a solicitation of any vote or approval in any jurisdiction. This announcement also does not constitute any solicitation or recommendation under rules and regulations of the SEC.

(Incorporated in Hong Kong with limited liability) (Stock Code: 13)	(Incorporated in the Cayman Islands with limited liability) (Stock Code: 2332)

HUTCHISON TELECOMMUNICATIONS HOLDINGS LIMITED
(Incorporated in the British Virgin Islands with limited liability)

JOINT ANNOUNCEMENT

(1) PROPOSED PRIVATISATION OF HTIL

BY THE OFFEROR

BY WAY OF A SCHEME OF ARRANGEMENT

(UNDER SECTION 86 OF THE COMPANIES LAW)

(2) POSSIBLE DISCLOSEABLE TRANSACTION

AND POSSIBLE CONNECTED TRANSACTION FOR HWL

(3) RESUMPTION OF TRADING IN HTIL SHARES AND HTIL ADSs

(4) APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER TO THE

OFFEROR AND HWL

Financial Adviser to the Offeror

Goldman Sachs (Asia) L.L.C.

SCHEME OF ARRANGEMENT

The respective directors of the Offeror, HWL and HTIL jointly announce that on 8 January 2010, the Offeror, an indirect wholly-owned subsidiary of HWL, requested the board of directors of HTIL to put forward a proposal to the Scheme Shareholders regarding a privatisation of HTIL by way of a scheme of arrangement under Section 86 of the Companies Law.

The Proposal will be sought to be implemented by way of the Scheme. The Scheme will provide that the Scheme Shares (including all Scheme Shares underlying HTIL ADSs) will be cancelled in exchange for HK$2.20 in cash for each Scheme Share. Each HTIL ADS represents 15 HTIL Shares and accordingly, upon the Proposal becoming effective, holders of HTIL ADSs will for each HTIL ADS receive the US dollar equivalent of 15 times the Cancellation Price of HK$2.20 in cash, which represents approximately US$4.26 in cash at an exchange rate (being US$1.00 to HK$7.75) in effect on the Latest Practicable Date, such sum to be paid to holders of HTIL ADSs upon surrender of the HTIL ADSs (net of applicable fees, charges and expenses of the HTIL ADS Depositary, governmental charges and any taxes withheld) in accordance with the provisions of the HTIL ADS Deposit Agreement. Such exchange rate (and the US dollar amount stated on the basis thereof) is for illustrative purposes only.

Under the Scheme, the total consideration payable for cancellation of the Scheme Shares will be payable by the Offeror. The Cancellation Price will not be increased, and the Offeror does not reserve the right to do so.

The Cancellation Price represents a discount of approximately 45% to the audited consolidated net asset value per HTIL Share of approximately HK$3.97 as at 31 December 2008, a premium of approximately 21% over the unaudited consolidated net asset value per HTIL Share of approximately HK$1.81 as at 30 June 2009 (see Note (a) under the section headed “Information on HTIL”), a premium of approximately 37% over the closing price of HK$1.61 per HTIL Share as quoted on the Stock Exchange on 31 December 2009 (being the trading day prior to the date of suspension of trading in the HTIL Shares on the Stock Exchange pending the issuance of this announcement), a premium of approximately 38% over the average closing price of approximately HK$1.60 per HTIL Share based on the daily closing prices as quoted on the Stock Exchange for the 5 trading days up to and including 31 December 2009 and a premium of approximately 39% over the average closing price of approximately HK$1.58 per HTIL Share based on the daily closing prices as quoted on the Stock Exchange for the 10 trading days up to and including 31 December 2009. Upon the Scheme becoming effective, HTIL will become an indirect wholly-owned subsidiary of HWL. The listing of the HTIL Shares on the Stock Exchange and the listing of the HTIL ADSs on the NYSE will be withdrawn following the effective date of the Scheme. The Proposal will be conditional upon the fulfilment or waiver, as applicable, of the conditions as described in the section headed “Conditions of the Proposal and the Scheme” below. All of the conditions will have to be fulfilled or waived, as applicable, on or before 30 July 2010 (or such later date as the Offeror and HTIL may agree or, to the extent applicable, as the Grand Court may direct), failing which the Proposal and the Scheme will lapse.

As at the Announcement Date, the Scheme Shareholders were interested in 1,908,740,622 HTIL Shares, representing approximately 39.645% of the issued share capital of HTIL.

As at the Announcement Date, the authorised share capital of HTIL was HK$2,500,000,000 divided into 10,000,000,000 HTIL Shares and US$10,000 divided into 1,000,000 non-voting redeemable preference shares of par value US$0.01 each, and the issued share capital of HTIL was HK$1,203,640,718.75 divided into 4,814,562,875 HTIL Shares (no preference shares were in issue). As at the Announcement Date, the Offeror held 285,893,149 HTIL Shares and HTIHL (also an indirect wholly-owned subsidiary of HWL) held 2,619,929,104 HTIL Shares, representing approximately 5.938% and 54.417% respectively of the issued share capital of HTIL, and the Offeror, HTIHL and the Offeror Concert Parties held in aggregate 3,228,929,582 HTIL Shares, representing approximately 67.066% of the issued share capital of HTIL.

As at the Announcement Date, there were 12,566,666 Outstanding HTIL Share Options granted under the HTIL Share Option Scheme, of which 5,000,000 Outstanding HTIL Share Options were held by a director of HTIL and the remaining 7,566,666 Outstanding HTIL Share Options were held by employees of the HTIL Group (including a retired employee). The Offeror will make (or procure to be made on its behalf) an appropriate offer to the holders of the Outstanding HTIL Share Options in accordance with Rule 13 of the Takeovers Code, such Option Offer to be conditional upon the Scheme becoming effective. Save as disclosed in Note 8 to the tables under the section headed “Shareholding Structure of HTIL” below, there were no options, warrants or convertible securities in respect of the HTIL Shares held by the Offeror, HTIHL or the Offeror Concert Parties or outstanding derivatives in respect of the HTIL Shares entered into by the Offeror, HTIHL or the Offeror Concert Parties as at the Announcement Date, and save for the Outstanding HTIL Share Options, HTIL did not have in issue any warrants, options, derivatives, convertible securities or other securities convertible into HTIL Shares as at the Announcement Date.

On the assumption that no Outstanding HTIL Share Options are exercised before the Record Date, the amount of cash required for the Proposal (before taking into account the Option Offer to be made) would be approximately HK$4,199 million. On the assumption that all Outstanding HTIL Share Options are exercised before the Record Date, the amount of cash required for the Proposal would be approximately HK$4,227 million. The Offeror intends to finance the cash required for the Proposal from internal resources of the HWL Group (other than the HTIL Group).

Under the Scheme, the share capital of HTIL will, on the effective date of the Scheme, be reduced by cancelling and extinguishing the Scheme Shares, and forthwith upon such reduction, the share capital of HTIL will be increased to its former amount by the issuance to the Offeror at par of the same number of HTIL Shares as is equal to the Scheme Shares cancelled. The reserve created in HTIL’s books of account as a result of the capital reduction will be applied in paying up in full at par the new HTIL Shares so issued, credited as fully paid, to the Offeror.

Goldman Sachs, the financial adviser to the Offeror, is satisfied that sufficient financial resources are available to the Offeror for the implementation of the Proposal and the Option Offer.

Implementation of the Proposal with respect to the Scheme Shares underlying the HTIL ADSs will be carried out in accordance with US federal securities laws, the requirements of the NYSE and the HTIL ADS Deposit Agreement. The Scheme Shares underlying the HTIL ADSs are held of record by the HTIL ADS Depositary, which will convert the cash that it receives in respect of the Scheme Shares to US$ and distribute it to the HTIL ADS Holders pro rata to their holdings (net of applicable fees, charges and expenses of the HTIL ADS Depositary, governmental charges and any taxes withheld) pursuant to and in accordance with the terms of the HTIL ADS Deposit Agreement.

DESPATCH OF SCHEME DOCUMENT

The Scheme Document containing, inter alia, further details of the Proposal and the Scheme, the expected timetable, an explanatory memorandum as required under the Companies Law and the Rules of the Grand Court, information regarding HTIL, recommendations from the HTIL Independent Board Committee with respect to the Proposal and the Scheme and the advice of the independent financial adviser to the HTIL Independent Board Committee, a notice of the Court Meeting and a notice of an extraordinary general meeting of HTIL, together with proxies in relation thereto, will be despatched to the HTIL Shareholders and, through the HTIL ADS Depositary, the HTIL ADS Holders as soon as practicable and in compliance with the requirements of the Takeovers Code and the Grand Court, and other applicable regulations.

POSSIBLE DISCLOSEABLE TRANSACTION AND POSSIBLE CONNECTED TRANSACTION FOR HWL

If the Proposal is completed on the proposed terms, it will constitute a possible discloseable and a possible connected transaction for HWL under the Listing Rules. As one or more of the applicable percentage ratios in respect of the Proposal will exceed 5% but all of those applicable percentage ratios will be less than 25%, implementation of the Proposal will constitute a discloseable transaction for HWL under the Listing Rules.

As at the Announcement Date, a number of connected persons of HWL under the Listing Rules (including the LKS-Controlled Companies, the LKS-Trust Company, the CKH-Controlled Companies, and certain directors of HWL or of HTIL and/or their respective associates) were interested in HTIL Shares. The aggregate payment by the Offeror of the Cancellation Price (in the total amount of approximately HK$744 million on the basis of their respective shareholdings in HTIL as at the Announcement Date) to the aforesaid connected persons in consideration for the cancellation of their respective interests in HTIL Shares constitutes a connected transaction for HWL under the Listing Rules and will be subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules as one or more of the applicable percentage ratios in respect of such aggregate payment by the Offeror of the Cancellation Price to them will exceed 0.1% but all those applicable percentage ratios will be less than 2.5%.

Furthermore, Mr. Christopher John Foll is an executive director of HTIL and is a connected person of HWL under the Listing Rules. The acceptance by Mr. Christopher John Foll of the Option Offer to be made by the Offeror in accordance with Rule 13 of the Takeovers Code or, if any Outstanding HTIL Share Options granted to him are exercised before the Record Date, the payment by the Offeror of the Cancellation Price to him in consideration for the cancellation of his interest in HTIL Shares will constitute a connected transaction for HWL under the Listing Rules. Assuming that such connected person of HWL exercises all of his Outstanding HTIL Share Options before the Record Date, none of the applicable percentage ratios in respect of such payment by the Offeror of the Cancellation Price to him will exceed 0.1%.

WITHDRAWAL OF LISTING OF HTIL SHARES AND HTIL ADSs

Upon the Scheme becoming effective, it is anticipated that listing of the HTIL Shares on the Stock Exchange and the listing of the HTIL ADSs on the NYSE will be withdrawn and terminated.

If the Scheme becomes effective, the Offeror also intends to cause HTIL to terminate the registration of the HTIL Shares under the Exchange Act and HTIL’s reporting obligations under the Exchange Act.

IF SCHEME IS NOT APPROVED OR PROPOSAL LAPSES

The listing of the HTIL Shares on the Stock Exchange and of the HTIL ADSs on the NYSE will not be withdrawn, and the HTIL ADS Deposit Agreement will not be terminated in connection with the Proposal, if the Scheme is not approved or the Proposal otherwise lapses.

If the Scheme is not approved or the Proposal otherwise lapses, HWL envisages that the HTIL Group will continue with its existing business. As further described in the section headed “Reasons for and benefits of the Proposal”, HWL believes that the HTIL Group will continue investing in its growth businesses in Vietnam, Indonesia and Sri Lanka in order to build scale and to enhance the HTIL Group’s future financial performance and stability. As the HTIL Group no longer has the benefit of cash flow generative businesses, HWL envisages that all cash in the HTIL Group (currently approximately HK$4,200 million (approximately US$540 million), as detailed below) would be retained in order to fund such investments and accordingly HWL anticipates that there will be no surplus cash available for dividends in the capital intensive investment phase.

If the Scheme is not approved or the Proposal otherwise lapses, there are restrictions under the Takeovers Code on making subsequent offers, to the effect that neither the Offeror nor any person who acted in concert with it in the course of the Proposal (nor any person who is subsequently acting in concert with any of them) may within 12 months from the date on which the Proposal lapses announce an offer or possible offer for HTIL, except with the consent of the Executive.

INDEPENDENT FINANCIAL ADVISERS TO THE OFFEROR AND HWL AND TO HTIL IN RESPECT OF THE PROPOSAL

Asian Capital has been appointed by the respective boards of directors of the Offeror and HWL as the independent financial adviser to the Offeror and HWL for the purpose of Rule 2.4 of the Takeovers Code.

An independent financial adviser will be appointed (with the approval of the HTIL Independent Board Committee) to advise the HTIL Independent Board Committee in connection with the Proposal and the Scheme.

SUSPENSION AND RESUMPTION OF TRADING IN HTIL SHARES AND HTIL ADSs

At the request of HTIL, trading in the HTIL Shares on the Stock Exchange was suspended from 2:30 p.m. on 4 January 2010 (Hong Kong time) and trading in the HTIL ADSs on the NYSE was suspended by the NYSE from 9:32 a.m. on 4 January 2010 (New York time), pending the issuance of this announcement. Application has been made by HTIL to the

Stock Exchange for the resumption of trading in the HTIL Shares on the Stock Exchange with effect from 9:30 a.m. on 8 January 2010 (Hong Kong time) and trading in the HTIL ADSs on the NYSE is expected to resume with effect from 8 January 2010 (New York time).

Shareholders of HWL and/or potential investors should be aware that the implementation of the Proposal and the Scheme is subject to the conditions as set out below being fulfilled or waived, as applicable, and thus the Proposal may or may not be implemented and the Scheme may or may not become effective. Shareholders of HWL and potential investors should therefore exercise caution when dealing in the shares in HWL. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

HTIL Shareholders, HTIL ADS Holders and/or potential investors should be aware that the implementation of the Proposal and the Scheme is subject to the conditions as set out below being fulfilled or waived, as applicable, and thus the Proposal may or may not be implemented and the Scheme may or may not become effective. HTIL Shareholders or HTIL ADS Holders and potential investors should therefore exercise caution when dealing in the HTIL Shares or HTIL ADSs. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

INTRODUCTION

On 8 January 2010, the Offeror, an indirect wholly-owned subsidiary of HWL, requested the board of directors of HTIL to put forward a proposal to the Scheme Shareholders regarding a privatisation of HTIL by way of a scheme of arrangement under Section 86 of the Companies Law. As at the Announcement Date, the Offeror held 285,893,149 HTIL Shares and HTIHL (also an indirect wholly-owned subsidiary of HWL) held 2,619,929,104 HTIL Shares representing approximately 5.938% and 54.417%, respectively, of the issued share capital of HTIL. As at the Announcement Date, the Offeror, HTIHL and the Offeror Concert Parties held an aggregate of 3,228,929,582 HTIL Shares, representing approximately 67.066% of the issued share capital of HTIL.

TERMS OF THE PROPOSAL

The Scheme will provide that the Scheme Shares (including Scheme Shares underlying HTIL ADSs) be cancelled and, in consideration thereof, each Scheme Shareholder (and, pursuant to the HTIL ADS Deposit Agreement, each HTIL ADS Holder) will be entitled to receive the following payments:

For each Scheme Share	HK$2.20 in cash
For each HTIL ADS	US$ equivalent of HK$33.00 in cash	*

*	Equivalent to approximately US$4.26 in cash calculated on the basis of an exchange rate (being US$1.00 to HK$7.75) in effect on the Latest Practicable Date. Such exchange rate (and the US dollar amount stated on the basis thereof) is for illustrative purposes only.

As the HTIL ADSs are governed by the HTIL ADS Deposit Agreement and not Cayman Islands law, implementation of the Scheme will not result in and of itself a cancellation of the HTIL ADSs. Instead, upon the Scheme becoming effective, the Scheme Shares underlying the HTIL ADSs will be cancelled along with all other Scheme Shares, and the cash received by the HTIL ADS Depositary (as registered owner of the Scheme Shares underlying the HTIL ADSs) upon cancellation of such Scheme Shares will be converted into US dollars by the HTIL ADS Depositary in accordance with the HTIL ADS Deposit Agreement and distributed (net of applicable fees, charges and expenses of the HTIL ADS Depositary, governmental charges and any taxes withheld) to the holders of HTIL ADS pro rata to their holdings upon surrender of their HTIL ADSs, in accordance with the provisions of the HTIL ADS Deposit Agreement.

The Cancellation Price will not be increased, and the Offeror does not reserve the right to do so. Under the Scheme, the total consideration payable for the Scheme Shares will be payable by the Offeror.

The Cancellation Price of HK$2.20 per Scheme Share represents:

•	a discount of approximately 45% to the audited consolidated net asset value per HTIL Share of approximately HK$3.97 as at 31 December 2008;

•

a premium of approximately 21% over the unaudited consolidated net asset value per HTIL Share of approximately HK$1.81 as at 30 June 2009 (see Note (a) under the section headed “Information on HTIL” below);

•

a premium of approximately 37% over the closing price of HK$1.61 per HTIL Share as quoted on the Stock Exchange on 31 December 2009 (being the trading day prior to the date of suspension of trading in the HTIL Shares on the Stock Exchange pending the issuance of this announcement);

•

a premium of approximately 38% over the average closing price of approximately HK$1.60 per HTIL Share based on the daily closing prices as quoted on the Stock Exchange for the 5 trading days up to and including 31 December 2009;

•

a premium of approximately 39% over the average closing price of approximately HK$1.58 per HTIL Share based on the daily closing prices as quoted on the Stock Exchange for the 10 trading days up to and including 31 December 2009;

•

a premium of approximately 39% over the average closing price of approximately HK$1.59 per HTIL Share based on the daily closing prices as quoted on the Stock Exchange for the 30 trading days up to and including 31 December 2009;

•

a premium of approximately 39% over the average closing price of approximately HK$1.58 per HTIL Share based on the daily closing prices as quoted on the Stock Exchange for the 60 trading days up to and including 31 December 2009; and

•

a premium of approximately 32% over the average closing price of approximately HK$1.66 per HTIL Share based on the daily closing prices as quoted on the Stock Exchange for the 180 trading days up to and including 31 December 2009.

The Cancellation Price has been determined on a commercial basis after taking into account of the above and with reference to other privatisation transactions in Hong Kong in recent years.

The Offeror will make (or procure to be made on its behalf) an appropriate offer to the holders of the Outstanding HTIL Share Options in accordance with Rule 13 of the Takeovers Code, such Option Offer to be conditional upon the Scheme becoming effective. Further information on the Option Offer will be set out in a letter to the option holders to be despatched on the same day as the Scheme Document.

On the basis of the Cancellation Price of HK$2.20 per Scheme Share and 1,908,740,622 Scheme Shares in issue as at the Announcement Date, the Scheme Shares are in aggregate valued at approximately HK$4,199 million. Save for the Outstanding HTIL Share Options, there are no outstanding options, warrants, derivatives or other securities issued by HTIL that carried a right to subscribe for or which are convertible into HTIL Shares.

The total amount of cash required to effect the Proposal (before taking into account the Option Offer to be made) is approximately HK$4,199 million if none of the Outstanding HTIL Share Options are exercised prior to the Record Date. This amount would increase to an aggregate of approximately HK$4,227 million if all Outstanding HTIL Share Options are exercised prior to the Record Date.

The Offeror intends to finance the cash required for the Proposal and the Option Offer from internal resources of the HWL Group (other than the HTIL Group). Goldman Sachs, the financial adviser to the Offeror, is satisfied that sufficient financial resources are available to the Offeror for the implementation of the Proposal and the Option Offer.

Under the Scheme, the share capital of HTIL will, on the effective date of the Scheme, be reduced by cancelling and extinguishing the Scheme Shares, and forthwith upon such reduction, the share capital of HTIL will be increased to its former amount by the issuance at par to the Offeror credited as fully paid of the same number of HTIL Shares as is equal to the Scheme Shares cancelled. The reserve created in HTIL’s books of account as a result of the capital reduction will be applied in paying up in full at par the new HTIL Shares so issued, credited as fully paid, to the Offeror.

CONDITIONS OF THE PROPOSAL AND THE SCHEME

The Proposal is, and the Scheme will become effective and binding on HTIL and all HTIL Shareholders, subject to the fulfilment or waiver (as applicable) of the following conditions:

(a)	the approval of the Scheme (by way of poll) by a majority in number of the Scheme Shareholders representing not less than 75% in value of the Scheme Shares held by the Scheme Shareholders present and voting either in person or by proxy at the Court Meeting, provided that:

(i)	the Scheme is approved (by way of poll) by Independent HTIL Shareholders holding at least 75% of the votes attaching to the Scheme Shares held by Independent HTIL Shareholders that are voted either in person or by proxy at the Court Meeting: and

(ii)	the number of votes cast (by way of poll) by Independent HTIL Shareholders present and voting either in person or by proxy at the Court Meeting against the resolution to approve the Scheme at the Court Meeting is not more than 10% of the votes attaching to all Scheme Shares held by all the Independent HTIL Shareholders;

(b)	(i) the passing of a special resolution by a majority of not less than three-fourths of the votes cast by the HTIL Shareholders present and voting in person or by proxy at an extraordinary general meeting of HTIL to approve and give effect to the reduction of the share capital of HTIL by cancelling and extinguishing the Scheme Shares, and (ii) the passing of an ordinary resolution by the HTIL Shareholders at an extraordinary general meeting of HTIL to immediately thereafter increase the issued share capital of HTIL to the amount prior to the cancellation of the Scheme Shares and apply the reserve created as a result of the aforesaid cancellation of the Scheme Shares to pay up in full at par such number of new HTIL Shares as is equal to the number of Scheme Shares cancelled as a result of the Scheme, credited as fully paid, for issuance to the Offeror;

(c)	the undertaking by each of the Offeror and HTIHL to the Grand Court that each of them respectively will be bound by the Scheme;

(d)	the Grand Court’s sanction of the Scheme (with or without modifications) and its confirmation of the reduction of the share capital of HTIL, and the delivery to the Registrar of Companies in the Cayman Islands of a copy of the order of the Grand Court for registration;

(e)	compliance, to the extent necessary, with the procedural requirements and conditions, if any, under Sections 15 and 16 of the Companies Law in relation to the reduction of the issued share capital of HTIL;

(f)	all Authorisations in connection with the Proposal having been obtained or made from, with or by (as the case may be) the Relevant Authorities, in the Cayman Islands, Hong Kong, the United States and any other relevant jurisdictions;

(g)	all Authorisations remaining in full force and effect without variation, and all necessary statutory or regulatory obligations in all relevant jurisdictions having been complied with and no requirement having been imposed by any Relevant Authorities which is not expressly provided for, or is in addition to requirements expressly provided for, in relevant laws, rules, regulations or codes in connection with the Proposal or any matters, documents (including circulars) or things relating thereto, in each aforesaid case up to and at the time when the Scheme becomes effective;

(h)	all necessary consents which may be required under any existing contractual obligations of HTIL and of the Offeror being obtained;

(i)	if required, the obtaining by the Offeror of such other necessary consent, approval, authorisation, permission, waiver or exemption which may be required from any Relevant Authorities or other third parties which are necessary or desirable for the performance of the Scheme under the applicable laws and regulations;

(j)	no government, governmental, quasi-governmental, statutory or regulatory body, court or agency in any jurisdiction having taken or instituted any action, proceeding, suit, investigation or enquiry (or enacted, made or proposed, and there not continuing to be outstanding, any statute, regulation, demand or order) that would make the Proposal or the Scheme or its implementation in accordance with its terms void, unenforceable, illegal or impracticable (or which would impose any material and adverse conditions or obligations with respect to the Proposal or the Scheme or its implementation in accordance with its terms); and

(k)	since the Announcement Date:

(i)	there having been no adverse change in the business, assets, financial or trading positions, profits or prospects of any member of the HTIL Group (to an extent which is material in the context of the HWL Group taken as a whole or in the context of the Proposal); and

(ii)	there not having been instituted or remaining outstanding any litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the HTIL Group is a party (whether as plaintiff, defendant or otherwise) and no such proceedings having been threatened in writing against any such member (and no investigation by any government or quasi-governmental, supranational, regulatory or investigative body or court against or in respect of any such member or the business carried on by any such member having been threatened in writing, announced, instituted or remaining outstanding by, against or in respect of any such member), in each case which is material and adverse in the context of the HWL Group taken as a whole or in the context of the Proposal.

The Offeror reserves the right to waive conditions (f), (g), (h), (i), (j) and (k) either in whole or in part, either generally or in respect of any particular matter. Conditions (a), (b), (c), (d) and (e) cannot be waived in any event. All of the above conditions will have to be fulfilled or waived, as applicable, on or before 30 July 2010 (or such later date as the Offeror and HTIL may agree or, to the extent applicable, as the Grand Court may direct), failing which the Proposal and the Scheme will lapse. HTIL has no right to waive any of the conditions.

Warnings:

Shareholders of HWL and/or potential investors should be aware that the implementation of the Proposal and the Scheme is subject to the conditions as set out above being fulfilled or waived, as applicable, and thus the Proposal may or may not be implemented and the Scheme may or may not become effective. Shareholders of HWL and potential investors should therefore exercise caution when dealing in the shares in HWL. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

HTIL Shareholders, HTIL ADS Holders and/or potential investors should be aware that the implementation of the Proposal and the Scheme is subject to the conditions as set out above being fulfilled or waived, as applicable, and thus the Proposal may or may not be implemented and the Scheme may or may not become effective. HTIL Shareholders or HTIL ADS Holders and potential investors should therefore exercise caution when dealing in the HTIL Shares or HTIL ADSs. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

SHAREHOLDING STRUCTURE OF HTIL

On the assumption that no Outstanding HTIL Share Options are exercised before the Record Date and the assumption that there is no other change in shareholding, the table below sets out the shareholding structure of HTIL as at the Announcement Date and immediately upon completion of the Proposal:

	As at the Announcement Date		Upon completion of the Proposal (Note 11)
HTIL Shareholders	Number of HTIL Shares	%	Number of HTIL Shares	%

Offeror (Note 1)	285,893,149	5.938	2,194,633,771	45.583
HTIHL (Note 1)	2,619,929,104	54.417	2,619,929,104	54.417

	2,905,822,253	60.355	4,814,562,875	100.000

LKS-Controlled Companies (Notes 2 and 9)	266,621,499	5.538	—	—
LKS-Trust Company (Notes 2 and 9)	153,280	0.003	—	—
CKH-Controlled Companies (Notes 2 and 9)	52,092,587	1.082	—	—
VL-Controlled Companies (Notes 3 and 9)	2,519,250	0.052	—	—
CF-Controlled Company (Notes 4 and 9)	1,202,380	0.025	—	—
Mrs. Chow Woo Mo Fong, Susan (Notes 5 and 9)	250,000	0.005	—	—
Mr. Frank John Sixt (Notes 6 and 9)	255,000	0.005	—	—
Mr. George Colin Magnus and his wife (Notes 7 and 9)	13,333	0.001	—	—
Relevant members of the Goldman Sachs group which hold HTIL Shares (Notes 8 and 9)	—	—	—	—

Aggregate number of HTIL Shares of the Offeror, HTIHL and the Offeror Concert Parties	3,228,929,582	67.066	—	—

Independent HTIL Shareholders (Note 10)	1,585,633,293	32.934	—	—

Total	4,814,562,875	100.000	4,814,562,875	100.000

Total number of Scheme Shares (Note 14)	1,908,740,622	39.645

On the assumption that all Outstanding HTIL Share Options are exercised before the Record Date and the assumption that there is no other change in shareholding, the table below sets out the shareholding structure of HTIL before the completion of the Proposal and immediately upon completion of the Proposal:

	Assuming that all Outstanding HTIL Share Options are exercised before the Record Date and no other change in shareholding before completion of the Proposal		Upon completion of the Proposal (Note 12)

HTIL Shareholders	Number of HTIL Shares	%	Number of HTIL Shares	%

Offeror (Note 1)	285,893,149	5.923	2,207,200,437	45.725
HTIHL (Note 1)	2,619,929,104	54.275	2,619,929,104	54.275

	2,905,822,253	60.198	4,827,129,541	100.000

LKS-Controlled Companies (Notes 2 and 9)	266,621,499	5.523	—	—
LKS-Trust Company (Notes 2 and 9)	153,280	0.003	—	—
CKH-Controlled Companies (Notes 2 and 9)	52,092,587	1.079	—	—
VL-Controlled Companies (Notes 3 and 9)	2,519,250	0.052	—	—
CF-Controlled Company (Notes 4 and 9)	1,202,380	0.025	—	—
Mrs. Chow Woo Mo Fong, Susan (Notes 5 and 9)	250,000	0.005	—	—
Mr. Frank John Sixt (Notes 6 and 9)	255,000	0.005	—	—
Mr. George Colin Magnus and his wife (Notes 7 and 9)	13,333	0.001	—	—
Relevant members of the Goldman Sachs group which hold HTIL Shares (Notes 8 and 9)	—	—	—	—

Aggregate number of HTIL Shares of the Offeror, HTIHL and the Offeror Concert Parties	3,228,929,582	66.891	—	—

Independent HTIL Shareholders (Notes 10 and 13)	1,598,199,959	33.109	—	—

Total	4,827,129,541	100.000	4,827,129,541	100.000

Total number of Scheme Shares (Note 15)	1,921,307,288	39.802

Notes:

1.	The HTIL Shares in which the Offeror and HTIHL are interested will not form part of the Scheme Shares and will not be cancelled.

2.	The LKS-Controlled Companies, LKS-Trust Company and CKH-Controlled Companies are presumed to be parties acting in concert with the Offeror in relation to the Proposal under the Takeovers Code.

3.	Each of the VL-Controlled Companies is a company in which Mr. Li Tzar Kuoi, Victor, the Deputy Chairman of HWL, is interested in the entire issued share capital. The VL-Controlled Companies are presumed to be parties acting in concert with the Offeror in relation to the Proposal under the Takeovers Code.

4.	The CF-Controlled Company is a company which is equally controlled by Mr. Fok Kin-ning, Canning, the Group Managing Director of HWL and a non-executive director of HTIL, and his spouse. The CF-Controlled Company is presumed to be a party acting in concert with the Offeror in relation to the Proposal under the Takeovers Code.

5.	Mrs. Chow Woo Mo Fong, Susan is the Deputy Group Managing Director of HWL and a non-executive director of HTIL and is presumed to be a party acting in concert with the Offeror in relation to the Proposal under the Takeovers Code.

6.	Mr. Frank John Sixt is the Group Finance Director of HWL and a non-executive director of HTIL and is presumed to be a party acting in concert with the Offeror in relation to the Proposal under the Takeovers Code. The interest of Mr. Sixt in these HTIL Shares is in the form of HTIL ADSs.

7.	Mr. George Colin Magnus is a non-executive director of HWL, and Mr. Magnus and his wife are presumed to be parties acting in concert with the Offeror in relation to the Proposal under the Takeovers Code.

8.	Goldman Sachs is the financial adviser to the Offeror and relevant members of the Goldman Sachs group (except those which are exempt principal traders and exempt fund managers, in each case recognised by the Executive as such for the purposes of the Takeovers Code) which holds HTIL Shares are presumed to be parties acting in concert with the Offeror in relation to the Proposal under the Takeovers Code. As at the Announcement Date, and so far as the Offeror is aware taking into account Note 1 to Rule 3.5 of the Takeovers Code, members of the Goldman Sachs group (except as aforesaid) which are presumed to be acting in concert with the Offeror under the Takeovers Code were short on 25,548 HTIL ADSs (representing 383,222 HTIL Shares (approximately 0.008%)) and short on 66,800 HTIL swaps (representing 1,002,000 HTIL Shares (approximately 0.02%).

9.	All of the HTIL Shares in which the LKS-Controlled Companies, LKS-Trust Company, CKH-Controlled Companies, VL-Controlled Companies, CF-Controlled Company, Mrs. Chow Woo Mo Fong, Susan, Mr. Frank John Sixt and Mr. George Colin Magnus are respectively interested as set out in this table will form part of the Scheme Shares.

10.	The number of HTIL Shares of the Independent HTIL Shareholders shown here includes, among others, the 9,100,000 HTIL Shares, 3,433,333 HTIL Shares and 2,333,333 HTIL Shares held by Mr. Lui Dennis Pok Man (an executive director of HTIL), Mr. Chan Ting Yu (an executive director of HTIL) and Mr. Woo Chiu Man, Cliff (alternate to Mr. Christopher John Foll, an executive director of HTIL) respectively, which will form part of the Scheme Shares and will be cancelled upon completion of the Proposal. It also includes the 7,000 HTIL ADSs representing 105,000 HTIL Shares jointly held by Mr. John W. Stanton (an independent non-executive director of HTIL) and his wife.

11.	Under the Scheme, the share capital of HTIL will, on the effective date of the Scheme, be reduced by cancelling and extinguishing the Scheme Shares. On the assumption that no Outstanding HTIL Share Options are exercised before the Record Date and the assumption that there is no other change in shareholding, forthwith upon such reduction, the share capital of HTIL will be increased to HK$1,203,640,718.75 divided into 4,814,562,875 HTIL Shares by the issuance of 1,908,740,622 HTIL Shares to the Offeror at par and the reserve created in HTIL’s books of account as a result of the capital reduction will be applied in paying up in full at par the 1,908,740,622 new HTIL Shares so issued, credited as fully paid, to the Offeror.

12.

Under the Scheme, the share capital of HTIL will, on the effective date of the Scheme, be reduced by cancelling and extinguishing the Scheme Shares. On the assumption that all Outstanding HTIL Share Options are exercised before the Record Date and the assumption that there is no other change in shareholding, forthwith upon such reduction, the share capital of HTIL will be increased to HK$1,206,782,385.25 divided into 4,827,129,541 HTIL Shares by the issuance of 1,921,307,288 HTIL Shares to the Offeror at par and the reserve created in HTIL’s books of account as a result of the capital reduction will be applied in paying up in full at par the 1,921,307,288 new HTIL Shares so issued, credited as fully paid, to the Offeror.

13.	The number of HTIL Shares of the Independent HTIL Shareholders shown here includes, among others, the HTIL Shares to be held by Mr. Christopher John Foll if he exercised all his Outstanding HTIL Share Options before the Record Date.

14.	The total number of HTIL Shares as at the Announcement Date minus the aggregate number of HTIL Shares held by the Offeror and HTIHL equals the total number of Scheme Shares as at the Announcement Date.

15.	The total number of HTIL Shares (assuming that all Outstanding HTIL Share Options are exercised before the Record Date and there are no other changes in the shareholding of HTIL before completion of the Proposal) minus the aggregate number of HTIL Shares held by the Offeror and HTIHL equals the total number of Scheme Shares (on the same assumptions).

16.	All percentages in the above tables are approximations.

Following the effective date of the Scheme, the withdrawal of listing of the HTIL Shares on the Stock Exchange and the withdrawal of the listing of the HTIL ADSs on the NYSE, HTIL will be indirectly wholly-owned by HWL.

As at the Announcement Date, the authorised share capital of HTIL was HK$2,500,000,000 divided into 10,000,000,000 HTIL Shares and US$10,000 divided into 1,000,000 non-voting redeemable preference shares of par value US$0.01, the issued share capital of HTIL is HK$1,203,640,718.75 divided into 4,814,562,875 HTIL Shares and no preference shares were in issue.

As at the Announcement Date, there were 12,566,666 Outstanding HTIL Share Options granted under the HTIL Share Option Scheme, of which 5,000,000 Outstanding HTIL Share Options were held by a director of HTIL and the remaining 7,566,666 Outstanding HTIL Share Options were held by employees of the HTIL Group (including a retired employee). The exercise price of each of those Outstanding HTIL Share Options is HK$1.61. The Offeror will make (or procure to be made on its behalf) an appropriate offer to the holders of the Outstanding HTIL Share Options in accordance with Rule 13 of the Takeovers Code, such Option Offer to be conditional upon the Scheme becoming effective. In the event that any of the Outstanding HTIL Share Options are exercised on or prior to the expiry of the period referred to in the HTIL Share Option Scheme in accordance with the relevant provisions thereof, any HTIL Shares issued as a result of the exercise of such outstanding share options will be subject to and eligible to participate in the Scheme.

Save as disclosed in Note 8 to the tables under this section headed “Shareholding Structure of HTIL” above, there were no options, warrants or convertible securities in respect of the HTIL Shares held by the Offeror, HTIHL or the Offeror Concert Parties or outstanding derivatives in respect of the HTIL Shares entered into by the Offeror, HTIHL or the Offeror Concert Parties as at the Announcement Date and save for the Outstanding HTIL Share Options, HTIL did not have in issue any warrants, options, derivatives, convertible securities or other securities convertible into HTIL Shares as at the Announcement Date.

REASONS FOR AND BENEFITS OF THE PROPOSAL

For Scheme Shareholders and HTIL

HWL has communicated the following reasons for and benefits of the Proposal for Scheme Shareholders and HTIL to the board of directors of HTIL:

HWL believes that HTIL established itself as a leading pan-Asian emerging markets telecom operator following its initial public offering (“IPO”) in October 2004. In addition to strengthening its operations and competitive positioning in its then existing businesses, the HTIL Group also launched new operations in Indonesia and Vietnam.

The HTIL Group’s strategy has been to continually evaluate various business options to maximize returns to the HTIL Shareholders. In implementing this strategy, the HTIL Group entered into a number of transactions which included the following (the “Strategic Transactions”):

•	The sale of its indirect stake in the India operations in May 2007

•	The spin-off of its businesses in Hong Kong and Macau in May 2009, now independently listed on the Stock Exchange

•	The sale of its stake in the Israel operations in October 2009.

HWL believes that the Strategic Transactions have helped the HTIL Group achieve its objective of maximizing returns to HTIL Shareholders. Since its IPO in 2004, HTIL has generated total returns (including dividends and the value of the Hong Kong and Macau spin-off) of approximately 178% for HTIL Shareholders, translating to an annualized return of approximately 22% per annum through 31 December 2009.

However, the Strategic Transactions have also transformed the HTIL Group’s business portfolio and impacted its short- to medium-term financial prospects. At the time of its IPO, the HTIL Group’s businesses spanned seven countries, three of which listed above enjoyed strong market positions as one of the top three operators, and collectively generated positive aggregate free cash flow. After the Strategic Transactions, the HTIL Group has an investment in a business in Thailand which it is in ongoing discussions to exit, and businesses in three other countries, none of which is among the top three operators in their respective markets and all of which generate negative cash flow.

HWL believes that the HTIL Group will continue investing in its three growth businesses, particularly in Vietnam and Indonesia in order to build scale and to enhance the HTIL Group’s future financial performance and stability. HWL believes that such investments will position the HTIL Group’s businesses to compete more effectively in their markets and to better tap the potential opportunities there.

Therefore, as the HTIL Group following the Strategic Transactions no longer has the benefit of businesses that generate positive cash flow, it is envisaged that all cash in the HTIL Group would be retained in order to fund such investments and HWL anticipates that there will be no surplus cash available for dividends in the capital intensive investment phase.

HWL believes that such investments are also likely to mean short- and medium-term uncertainty and potentially high share price volatility for the HTIL Shareholders. While HWL remains confident in the future prospects for the HTIL Group’s remaining businesses, HWL is of the view that such short- and medium-term volatility and potential uncertain financial performance for the HTIL Group make it less suited to remain a publicly listed entity.

In addition to the above, the Strategic Transactions have also made HTIL a significantly smaller company. HTIL’s market capitalization has fallen from a high of approximately HK$95.6 billion in January 2007 to its current level of HK$7.9 billion as of 4 January 2010. Concurrently, liquidity and trading in both HTIL Shares and HTIL ADSs have greatly declined, falling from HK$87.1 million of average daily trading volume for the 12 months ended 31 December 2006 to less than HK$19.3 million of average daily trading volume since 12 August 2009 when the latest of the Strategic Transactions was announced.

Finally, the listing of the HTIL Shares on the Stock Exchange and the HTIL ADSs on the NYSE requires HTIL to bear administrative, compliance and other listing-related costs and expenses. If these costs and expenses are eliminated, the funds saved could be used for the HTIL Group’s business operations.

Reflecting the above, the Offeror is offering the Scheme Shareholders an alternative in the form of the Proposal.

For HWL

The HTIL Group’s long term success and financial performance are both of paramount importance to HWL. As mentioned above, HWL considers that the HTIL Group will require substantial investments in order to help its growth markets operations reach critical mass and to ensure that they are ideally positioned strategically in the long run. Such investments could result in uncertain short- and medium-term financial performance due to the uncertain time horizon before the benefits of the investments are realised.

After completion of the Proposal, HTIL would be able to make decisions pertaining to such investments focused on the long-term benefits they bring to the HTIL Group’s business and be free from the short and medium-term pressure associated with being a publicly listed company.

HWL accordingly considers that the Proposal would be in the interests of HWL and its shareholders as it will simplify the group structure and create more flexibility to manage the HTIL Group’s businesses in an efficient and sustainable manner.

If the Scheme is not approved or the Proposal otherwise lapses, HTIL intends to continue with its existing line of business. As the HTIL Group no longer has the benefit of cash flow generative businesses after the Strategic Transactions, HWL anticipates that all cash in HTIL would be retained in order to fund its continuing businesses and it is anticipated that there will be no surplus cash available for dividends in the capital intensive investment phase.

INFORMATION ON HTIL

HTIL is a company incorporated in the Cayman Islands with limited liability, whose shares have been listed on the Main Board of the Stock Exchange since 15 October 2004 and whose HTIL ADSs have been listed on the NYSE since 14 October 2004. The HTIL Group is a leading global provider of telecommunications services. It currently offers mobile telecommunication services in Indonesia, Vietnam, Sri Lanka and Thailand.

A summary of the unaudited consolidated results of HTIL for the six months ended 30 June 2009 and the audited consolidated results of HTIL for the two financial years ended 31 December 2007 and 2008, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, is set out below:

	For the six months ended 30 June 2009	For the year ended 31 December
		2007	2008

	HK$ millions	HK$ millions	HK$ millions

Turnover	6,411	20,401	23,725

Profit (loss) before profit on disposal of investments and others, Net	(78)	(2,543)	1,340

Profit on disposal of investments and others, Net	236	8	2,453

Profit (loss) before taxation	158	(2,535)	3,793

Profit (loss) after taxation (but before minority interests) from continuing operations	(221)	(2,726)	2,919

Profit (loss) attributable to HTIL Shareholders from continuing operations	(460)	(3,147)	1,883

Profit attributable to HTIL Shareholders from discontinued operations	175	70,031	—

Profit (loss) attributable to HTIL Shareholders	(285)	66,884	1,883

As at 31 December 2008, the audited consolidated net assets of HTIL were approximately HK$19,113 million or approximately HK$3.97 per HTIL Share (or approximately US$0.51 per HTIL Share, on the basis of the exchange rate of US$1.00 to HK$7.75) or approximately US$7.68 per HTIL ADS. As at 30 June 2009, the unaudited consolidated net assets of HTIL were approximately HK$8,725 million or approximately HK$1.81 (Note (a)) per HTIL Share (or approximately US$0.23 per HTIL Share on the basis of the exchange rate of US$1.00 to HK$7.80) or approximately US$3.49 per HTIL ADS.

Following the receipt of the net cash proceeds of the sale by HTIL’s wholly-owned subsidiary of its stake in its Israel operations of approximately HK$7,843 million (approximately US$1,012 million), an amount of approximately HK$1,400 million (approximately US$180 million) was deposited into an escrow account pending resolution of any Israeli tax that may be payable and the HTIL Group repaid interest-bearing loans due to the HWL Group that were drawn for the purpose of funding the operations of the HTIL Group, resulting in a gross cash balance in the HTIL Group of approximately HK$4,200 million (approximately US$540 million) as at 31 December 2009.

Note (a):

The decrease in the net asset value per HTIL Share from HK$3.97 at 31 December 2008 to HK$1.81 at 30 June 2009 is principally due to a dividend distribution by HTIL on 7 May 2009 of HK$10,234 million which is equivalent to the net asset value of Hutchison Telecommunications Hong Kong Holdings Limited (“HTHKH”) group on that date, in the form of distribution in specie of the 4,814,346,208 ordinary shares of HK$0.25 each in HTHKH (“HTHKH Shares”), representing the entire share capital of HTHKH. The distribution was made to the shareholders of HTIL on the register of members on 30 April 2009 on the basis of one HTHKH Share for every one HTIL Share.

INFORMATION ON THE OFFEROR

The Offeror is a company incorporated in the British Virgin Islands with limited liability, and an indirect wholly-owned subsidiary of HWL. The principal activity of the Offeror is investment holding.

INFORMATION ON HWL

HWL is a company incorporated in Hong Kong with limited liability, whose shares are listed on the Main Board of the Stock Exchange. The HWL Group operates and invests in five core businesses: ports and related services, property and hotels; retail; energy, infrastructure, finance & investments and others; and telecommunications.

WITHDRAWAL OF LISTING OF HTIL SHARES AND HTIL ADSs

Upon the Scheme becoming effective, all Scheme Shares will be cancelled and the share certificates for the Scheme Shares will thereafter cease to have effect as documents or evidence of title. HTIL will apply to the Stock Exchange for the withdrawal of the listing of the HTIL Shares on the Stock Exchange immediately following the effective date of the Scheme. The Scheme Shareholders will be notified by way of an announcement of the exact dates of the last day for dealing in the HTIL Shares and on which the Scheme and the withdrawal of the listing of the HTIL Shares on the Stock Exchange will become effective. A detailed timetable of the Scheme will be included in the Scheme Document, which will also contain, inter alia, further details of the Scheme.

Upon the Scheme becoming effective, the Offeror intends to cause HTIL to apply for the listing of the HTIL ADSs on the NYSE to be withdrawn as soon as practicable following the effective date of the Scheme and to terminate the HTIL ADS Deposit Agreement. If the Scheme becomes effective, the Offeror also intends to cause HTIL to terminate the registration of the HTIL Shares under the Exchange Act and HTIL’s reporting obligations under the Exchange Act.

IF SCHEME IS NOT APPROVED OR PROPOSAL LAPSES

The listing of the HTIL Shares on the Stock Exchange and of the HTIL ADSs on the NYSE will not be withdrawn, and the HTIL ADS Deposit Agreement will not be terminated in connection with the Proposal, if the Scheme is not approved or the Proposal otherwise lapses.

If the Scheme is not approved or the Proposal otherwise lapses, there are restrictions under the Takeovers Code on making subsequent offers, to the effect that neither the Offeror nor any person who acted in concert with it in the course of the Proposal (nor any person who is subsequently acting in concert with any of them) may within 12 months from the date on which the Proposal lapses announce an offer or possible offer for HTIL, except with the consent of the Executive.

OVERSEAS SHAREHOLDERS

The making of the Proposal to Scheme Shareholders and the Option Offer to holders of Outstanding HTIL Share Options who are not resident in Hong Kong may be subject to the laws of the relevant jurisdictions in which such Scheme Shareholders and such holders of Outstanding HTIL Share Options respectively are located. Such Scheme Shareholders and holders of Outstanding HTIL Share Options should inform themselves about and observe any applicable legal or regulatory requirements. It is the responsibility of any overseas Scheme Shareholders and overseas holders of Outstanding HTIL Share Options wishing to take any action in relation to the Proposal and the Option Offer respectively to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction.

LISTING RULES IMPLICATIONS ON HWL

If the Proposal is completed on its proposed terms, it will constitute a possible discloseable and a possible connected transaction for HWL under the Listing Rules. As one or more of the applicable percentage ratios in respect of the Proposal will exceed 5% but all those applicable percentage ratios will be less than 25%, implementation of the Proposal on the current proposed terms will constitute a discloseable transaction for HWL under the Listing Rules. To the best of the knowledge, information and belief of the directors of HWL, having made all reasonable enquiry of the Announcement Date Scheme Shareholders (for this purpose excluding the Connected Scheme Shareholders), such counterparties are third parties independent of HWL and its connected persons.

As at the Announcement Date, the LKS-Controlled Companies, the LKS-Trust Company and the CKH-Controlled Companies were associates of Mr. Li Ka-shing, the Chairman and an executive director of HWL; the VL-Controlled Companies and the CF-Controlled Company were associates of Mr. Li Tzar Kuoi, Victor and Mr. Fok Kin-ning, Canning respectively, the Deputy Chairman and the Group Managing Director of HWL respectively (and in respect of Mr. Fok Kin-ning, Canning, also the Chairman and a non-executive director of HTIL); Mrs. Chow Woo Mo Fong, Susan and Mr. Frank John Sixt were the Deputy Group Managing Director and the Group Finance Director of HWL respectively and each of them was also a non-executive director of HTIL; and Mr. George Colin Magnus was a non-executive director of HWL. Furthermore, as at the Announcement Date, Mr. Lui Dennis Pok Man and Mr. Chan Ting Yu were both executive directors of HTIL; Mr. John W. Stanton was an independent non-executive director of HTIL and Mr. Woo Chiu Man, Cliff was the alternate director to Mr Christopher John Foll, an executive director of HTIL. Each of the LKS-Controlled Companies, the LKS-Trust Company, the CKH-Controlled Companies, the VL-Controlled Companies, the CF-Controlled Company, Mrs. Chow Woo Mo Fong, Susan, Mr. Frank John Sixt, Mr. George Colin Magnus, Mr. Lui Dennis Pok Man, Mr. Chan Ting Yu, Mr. John W. Stanton, Mr. Woo Chiu Man, Cliff and persons who are or were in the preceding 12 months directors of HWL or HTIL (or of other subsidiaries of HWL) is a connected person of HWL under the Listing Rules. The aggregate payment by the Offeror of the Cancellation Price (in the total amount of approximately HK$744 million (on the basis of their respective shareholdings in HTIL as at the Announcement Date)) to the aforesaid Connected Scheme Shareholders in consideration for the cancellation of their respective interests in HTIL Shares (and any payment of a similar nature to any other Connected Scheme Shareholders) will constitute a connected transaction for HWL under the Listing Rules and will be subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules as one or more of the applicable percentage ratios in respect of such aggregate payment by the Offeror of the Cancellation Price to them will exceed 0.1% but all those applicable percentage ratios will be less than 2.5%. HWL believes the various original purchase costs of the Scheme Shares incurred on various dates to the respective

Connected Scheme Shareholders should be those deduced from their respective filings to the Stock Exchange and to HWL or HTIL made pursuant to the SFO. Further information relating to the original purchase costs of the Scheme Shares to the Connected Scheme Shareholders will be provided to the shareholders of HWL as soon as practicable, unless such requirement is waived by the Stock Exchange.

Furthermore, Mr. Christopher John Foll is an executive director of HTIL and is a connected person of HWL under the Listing Rules. The acceptance by Mr. Christopher John Foll of the Option Offer to be made by the Offeror in accordance with Rule 13 of the Takeovers Code or, if any of his Outstanding HTIL Share Options are exercised before the Record Date, the payment by the Offeror of the Cancellation Price to him in consideration for the cancellation of his interest in HTIL Shares will constitute a connected transaction for HWL under the Listing Rules. Assuming that such connected person of HWL exercises all of his Outstanding HTIL Share Options before the Record Date, none of the applicable percentage ratios in respect of such aggregate payment by the Offeror of the Cancellation Price to him will exceed 0.1%.

The directors (including the independent non-executive directors) of HWL believe, having regard to the advice of Asian Capital (as more particularly described in the section headed “Independent Financial Adviser of the Offeror and HWL in respect of the Proposal” below), that the terms of the Proposal are fair and reasonable and in the interests of the shareholders of HWL as a whole.

SCHEME SHARES, MEETING OF SCHEME SHAREHOLDERS AND EXTRAORDINARY GENERAL MEETING OF HTIL

As at the Announcement Date, the Offeror held 285,893,149 HTIL Shares and HTIHL held 2,619,929,104 HTIL Shares, representing approximately 5.938% and 54.417% respectively of the issued share capital of HTIL. Such HTIL Shares will not form part of the Scheme Shares and will not be voted on the Scheme at the Court Meeting.

As at the Announcement Date, the LKS-Controlled Companies were interested in an aggregate of 266,621,499 HTIL Shares; the LKS-Trust Company was interested in 153,280 HTIL Shares; the CKH-Controlled Companies were interested in an aggregate of 52,092,587 HTIL Shares; the VL-Controlled Companies were interested in 2,519,250 HTIL Shares; the CF-Controlled Company was interested in 1,202,380 HTIL Shares; Mrs. Chow Woo Mo Fong, Susan, an executive director of HWL and a non-executive director of HTIL, was interested in 250,000 HTIL Shares; Mr. Frank John Sixt, an executive director of HWL and a non-executive director of HTIL, was interested in 17,000 HTIL ADSs; and Mr. George Colin Magnus, a non-executive director of HWL, was interested in 13,201 HTIL Shares and his wife was interested in 132 HTIL Shares; they are all presumed to be parties acting in concert with the Offeror in relation to the Proposal under the Takeovers Code. HTIL Shares in which such parties are interested will form part of the Scheme Shares and will be cancelled upon the Scheme becoming effective.

As at the Announcement Date, and so far as the Offeror is aware taking into account Note 1 to Rule 3.5 of the Takeovers Code, members of the Goldman Sachs group (except those which are exempt principal traders and exempt fund managers, in each case recognised by the Executive as such for the purposes of the Takeovers Code) which are presumed to be acting in concert with the Offeror in relation to the Proposal under the Takeovers Code were short on 25,548 HTIL ADSs (representing 383,222 HTIL Shares (approximately 0.008%)) and short on 66,800 HTIL swaps (representing 1,002,000 HTIL Shares (approximately 0.02%)).

Each of the LKS-Controlled Companies, the LKS-Trust Company, the CKH-Controlled Companies, the VL-Controlled Companies, the CF-Controlled Company, Mrs. Chow Woo Mo Fong, Susan, Mr. Frank John Sixt, Mr. George Colin Magnus and his wife will be required to abstain from voting on the Scheme at the Court Meeting to approve and give effect to the Scheme, but the HTIL Shares held by them will form part of the Scheme Shares.

The HTIL Shares held by the directors of HTIL will form part of the Scheme Shares and will be cancelled upon the Scheme becoming effective.

The HTIL Shares held by the Offeror and HTIHL, each of which a wholly-owned subsidiary of HWL, will not form part of the Scheme Shares and will not be cancelled upon the Scheme becoming effective. As neither the Offeror nor HTIHL is a Scheme Shareholder, they will not take part in the Court Meeting.

Each of the Offeror and HTIHL will also be requested to agree to undertake to the Grand Court that each of them will be bound by the Scheme, so as to ensure that they will be subject to the terms and conditions of the Scheme.

All HTIL Shareholders will be entitled to attend the extraordinary general meeting of HTIL and vote on (i) the special resolution to approve and give effect to the reduction of the share capital of HTIL by cancelling and extinguishing the Scheme Shares, and (ii) the ordinary resolution to immediately thereafter increase the issued share capital of HTIL to the amount prior to the cancellation of the Scheme Shares and apply the reserve created as a result of the aforesaid cancellation of the Scheme Shares to pay up in full at par such number of new HTIL Shares as is equal to the number of Scheme Shares cancelled as a result of the Scheme, credited as fully paid, for issuance to the Offeror. Each of the Offeror and HTIHL has indicated that if the Scheme is approved at the Court Meeting, those HTIL Shares held by it will be voted in favour of the resolutions to be proposed at the extraordinary general meeting of HTIL.

SUSPENSION AND RESUMPTION OF TRADING IN HTIL SHARES AND HTIL ADSs

At the request of HTIL, trading in the HTIL Shares on the Stock Exchange was suspended from 2:30 p.m. on 4 January 2010 (Hong Kong time) and trading in the HTIL ADSs on the NYSE was suspended by the NYSE from 9:32 a.m. on 4 January 2010 (New York time), pending the issuance of this announcement. Application has been made by HTIL to the Stock Exchange for the resumption of trading in the HTIL Shares on the Stock Exchange with effect from 9:30 a.m. on 8 January 2010 (Hong Kong time) and trading in the HTIL ADSs on the NYSE is expected to resume with effect from 8 January 2010 (New York time).

PRECAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

This announcement includes certain “forward-looking statements”. These statements are based on the current expectations of the management of the Offeror, HWL and/or HTIL (as the case may be) and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this announcement include statements about the expected effects on HTIL of the Proposal, the expected timing and scope of the Proposal, and all other statements in this announcement other than historical facts. Forward-looking statements include, without limitation, statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “estimates”, “envisages” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the satisfaction of the conditions to the Proposal, as well as additional factors, such as general, social, economic and political conditions in the countries in which the Offeror, the HWL Group and/or the HTIL Group operates or other countries which have an impact on the Offeror, the HWL Group and/or the HTIL Group’s business activities or investments, interest rates, the monetary and interest rate policies of the countries in which the Offeror, the HWL Group and/or the HTIL Group operates, inflation or deflation, foreign exchange rates, the performance of the financial markets in the countries in which the Offeror, the HWL Group and/or the HTIL Group operates and globally, changes in domestic and foreign laws, regulations and taxes, changes in competition and the pricing environments in the countries in which the HTIL Group operates and regional or general changes in asset valuations. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. For further discussion of factors that could cause actual results to differ from expectations, you should read HTIL’s filings and submissions to the SEC, including HTIL’s most recent Annual Report on Form 20-F and other materials furnished to the SEC under Form 6-K.

All written and oral forward-looking statements attributable to the Offeror, HWL or HTIL or persons acting on behalf of either of them are expressly qualified in their entirety by the cautionary statements above. The forward-looking statements included herein are made only as of the Announcement Date.

This announcement is for information purposes only and does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Proposal or otherwise. This announcement also does not constitute a Solicitation/Recommendation Statement under the rules and regulations of the SEC.

INDEPENDENT FINANCIAL ADVISER OF THE OFFEROR AND HWL IN RESPECT OF THE PROPOSAL

Asian Capital has been appointed by the respective boards of directors of the Offeror and HWL as the independent financial adviser to the Offeror and HWL for the purpose of Rule 2.4 of the Takeovers Code. For the purposes of Rule 2.4 of the Takeovers Code, Asian Capital has provided advice to the boards of directors of the Offeror and HWL that the Proposal is in the interests of the respective shareholders of the Offeror and HWL, having taken into account, among others, the Cancellation Price and other terms of the Proposal, the benefits of the Proposal (as set out in the section “Reasons for and Benefits of the Proposal” above), and the impact of the effects of the Proposal on the earnings, cash flow, financial position and gearing of HWL.

The full advice of Asian Capital in relation to the Proposal will be sent to the shareholder of the Offeror and the shareholders of HWL as soon as practicable.

DESPATCH OF SCHEME DOCUMENT

The Scheme Document containing, inter alia, further details of the Proposal and the Scheme, the expected timetable, an explanatory memorandum as required under the Companies Law and the Rules of the Grand Court, information regarding HTIL, recommendations from the HTIL Independent Board Committee with respect to the Proposal and the Scheme and the advice of the independent financial adviser to the HTIL Independent Board Committee, a notice of the Court Meeting and a notice of an extraordinary general meeting of HTIL, together with proxies in relation thereto, will be despatched to the HTIL Shareholders and , through the HTIL ADS Depositary, the HTIL ADS Holders, as soon as practicable and in compliance with the requirements of the Takeovers Code and the Grand Court, and other applicable regulations. The aggregate percentage holding in HTIL Shares of the Offeror and parties acting in concert with it in relation to the Proposal will also be disclosed in the Scheme Document, together with information on their dealings for value in HTIL Shares (if any) during the period commencing six months prior to 4 January 2010 and ending with the latest practicable date prior to the posting of the Scheme Document.

The Scheme Document will contain important information and the Scheme Shareholders and HTIL ADS Holders are urged to read the Scheme Document containing such disclosures carefully before casting any vote at (or providing any proxy in respect of) the Court Meeting or the extraordinary general meeting of HTIL.

GENERAL

The Offeror has appointed Goldman Sachs as its financial adviser in connection with the Proposal.

The board of directors of HTIL comprises 10 directors, three of whom (Mr. Lui Dennis Pok Man, Mr. Christopher John Foll and Mr. Chan Ting Yu) are executive directors, three of whom (Mr. Fok Kin-ning, Canning, Mrs. Chow Woo Mo Fong Susan and Mr. Frank John Sixt) are non-executive directors, three of whom (Mr. Kwan Kai Cheong, Mr. John W. Stanton and Mr. Kevin Westley) are independent non-executive directors and the remaining one of whom (Mr. Woo Chui Man, Cliff) is alternate to executive director Mr. Christopher John Foll. All the non-executive directors of HTIL, other than the independent non-executive directors, are also directors of the Offeror and/or HWL. An HTIL Independent Board Committee will be established by the board of directors of HTIL to make a recommendation to the Independent HTIL Shareholders in connection with the Proposal. In addition, an independent financial adviser will be appointed (with the approval of the HTIL Independent Board Committee) to advise the HTIL Independent Board Committee in connection with the Proposal and the Scheme. An announcement will be made by HTIL after the appointment of such independent financial adviser.

As at the Announcement Date, the LKS-Controlled Companies were interested in an aggregate of 266,621,499 HTIL Shares, the LKS-Trust Company was interested in 153,280 HTIL Shares, the CKH-Controlled Companies were interested in an aggregate of 52,092,587 HTIL Shares, the VL-Controlled Companies were interested in 2,519,250 HTIL Shares, the CF-Controlled Company was interested in 1,202,380 HTIL Shares, Mrs. Chow Woo Mo Fong, Susan, an executive director of HWL and a non-executive director of HTIL, was interested in 250,000 HTIL Shares; Mr. Frank John Sixt, an executive director of HWL and a non-executive director of HTIL, was interested in 17,000 HTIL ADSs and Mr. George Colin Magnus, a non-executive director of HWL, was interested in 13,201 HTIL Shares and his wife was interested in 132 HTIL Shares; they are all presumed to be parties acting in concert with the Offeror under the Takeovers Code. HTIL Shares in which such parties are interested will form part of the Scheme Shares and will be cancelled upon the Scheme becoming effective.

Save for the Proposal and the Scheme itself, there are no arrangements (whether by way of option, indemnity or otherwise) relating to relevant securities which may be an inducement to deal or refrain from dealing as described in Note 8 to Rule 22 of the Takeovers Code between the Offeror, HTIHL or any of the Offeror Concert Parties and any other person in relation to shares of the Offeror, shares of HWL or the HTIL Shares which might be material to the Proposal.

There are no agreements or arrangements to which the Offeror is a party which relate to the circumstances in which it may or may not invoke or seek to invoke a condition to the Proposal.

The Offeror, HTIHL and the Offeror Concert Parties have not borrowed or lent any HTIL Shares or any other securities of HTIL as at the Announcement Date.

No irrevocable commitment to vote for or against the Scheme has been received by the Offeror, HTIHL or, so far as the Offeror or HWL is aware, the Offeror Concert Parties as at the Announcement Date.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

“acting in concert”	has the meaning ascribed to it in the Takeovers Code

“associates”	has the meaning ascribed to it in the Listing Rules

“Announcement Date”	8 January 2010, being the date of this announcement

“Announcement Date Scheme Shareholder(s)”	the HTIL Shareholder(s) (other than the Offeror and HTIHL) as at the Announcement Date solely for the purpose of the making of reasonable enquiry by the directors of HWL in connection with the requirement under Rule 14.58(3) of the Listing Rules

“Asian Capital”	Asian Capital (Corporate Finance) Limited, the independent financial adviser to HWL and the Offeror in respect of the Proposal. Asian Capital is a corporation licensed under the SFO to carry out Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO

“Authorisations”	all the necessary authorisations, registrations, filings, rulings, consents, permissions and approvals in connection with the Proposal

“Cancellation Price”	the cancellation price of HK$2.20 per Scheme Share payable in cash by the Offeror to the Scheme Shareholders upon the Scheme becoming effective

“CF-Controlled Company”	a company which is equally controlled by Mr. Fok

Kin-ning, Canning, the Group Managing Director of HWL, and his wife, and has direct shareholding interests in HTIL

“CKH”	Cheung Kong (Holdings) Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange, and a substantial shareholder of HWL

“CKH-Controlled Companies”	subsidiaries of CKH which have direct shareholding interests in HTIL

“Companies Law”	the Companies Law Cap. 22 (Law 3 of 1961), as consolidated and revised of the Cayman Islands

“connected persons”	has the meaning ascribed to such term under the Listing Rules

“Connected Scheme Shareholders”	any Scheme Shareholders who are connected persons of HWL

“Court Meeting”	a meeting of the Scheme Shareholders to be convened at the direction of the Grand Court at which the Scheme will be voted upon

“Exchange Act”	The US Securities Exchange Act of 1934, as amended, including the related rules and regulations promulgated thereunder

“Executive”	the Executive Director of the Corporate Finance Division of the SFC or any delegate thereof

“Goldman Sachs”	Goldman Sachs (Asia) L.L.C., the financial adviser to the Offeror. Goldman Sachs is a licensed corporation under the SFO, licensed to carry out Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities

“Grand Court”	Grand Court of the Cayman Islands

“HK$”	Hong Kong dollar(s), the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“HTIHL”	Hutchison Telecommunications Investment Holdings Limited, a company incorporated in the British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of HWL

“HTIL”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are currently listed on the Main Board of the Stock Exchange and the HTIL ADSs of which are currently listed on the NYSE

“HTIL ADS(s)”	the American depositary share(s), which are issued by Citibank, N.A. and listed on the NYSE, each representing ownership of 15 HTIL Shares

“HTIL ADS Deposit Agreement”	the Amended and Restated Deposit Agreement, dated as of 19 June 2009, by and among HTIL, the HTIL ADS Depositary and the holders and beneficial owners of HTIL ADSs issued thereunder

“HTIL ADS Depositary”	Citibank, N.A., a US national banking association organised under the laws of the United States acting in its capacity as depositary

“HTIL ADS Holder(s)”	holder(s) of HTIL ADSs

“HTIL Group”	HTIL and its subsidiaries

“HTIL Independent Board Committee”	the independent board committee of HTIL to be established by the board of directors of HTIL to make a recommendation to the Independent HTIL Shareholders in respect of the Proposal

“HTIL Share Option Scheme”	the Share Option Scheme adopted by HTIL on 17 September 2004 and subsequently amended by the directors of HTIL on 12 July 2005 and 9 February 2006 and by the HTIL Shareholders on 8 May 2007

“HTIL Shareholder(s)”	registered holder(s) of HTIL Shares

“HTIL Share(s)”	ordinary share(s) of HK$0.25 each in the share capital of HTIL

“HWL”	Hutchison Whampoa Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange

“HWL Group”	HWL and its subsidiaries

“Independent HTIL Shareholders”	in relation to the Proposal, HTIL Shareholders other than the Offeror and parties acting in concert with it

“Latest Practicable Date”	6 January 2010, being the latest practicable date for ascertaining certain information contained in this announcement

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“LKS-Controlled Companies”	companies which are directly or indirectly wholly-owned by Mr. Li Ka-shing, the Chairman of HWL, and have direct shareholding interests in HTIL

“LKS-Trust Company”	Li Ka-Shing Castle Trustee Company Limited as trustee of The Li Ka-Shing Castle Trust, which has direct shareholding interests in HTIL

“NYSE”	New York Stock Exchange, Inc.

“Offeror”	Hutchison Telecommunications Holdings Limited, a company incorporated in the British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of HWL

“Offeror Concert Parties”	parties presumed to be acting in concert with the Offeror in relation to the Proposal under Class (2) of the presumptions in the definition of “acting in concert” under the Takeovers Code

“Option Offer”	the offer to be made by or on behalf of the Offeror to the holders of the Outstanding HTIL Share Options

“Outstanding HTIL Share Option(s)”	the outstanding share option(s) granted under the HTIL Share Option Scheme from time to time. As at the Announcement Date, there were 12,566,666 Outstanding HTIL Share Options

“percentage ratios”	has the meaning ascribed to such term under the Listing Rules

“PRC”	the People’s Republic of China

“Proposal”	the proposal for the privatisation of HTIL by the Offeror by way of the Scheme

“Record Date”	the appropriate record date to be announced for determining entitlements under the Scheme

“Relevant Authorities”	appropriate governments and/or governmental bodies, regulatory bodies, courts or institutions

“Scheme”	a scheme of arrangement under Section 86 of the Companies Law involving the cancellation of all the Scheme Shares and the restoration of the share capital of HTIL to the amount immediately before the cancellation of the Scheme Shares

“Scheme Document”	the composite scheme document of HTIL and the Offeror containing, inter alia, further details of the Proposal and the Scheme together with the additional information specified in the section of this announcement headed

“Despatch of Scheme Document” above

“Scheme Shareholder(s)”	HTIL Shareholder(s) other than the Offeror and HTIHL as at the Record Date

“Scheme Share(s)”	HTIL Share(s) held by the Scheme Shareholders

“SEC”	the US Securities and Exchange Commission

“SFC”	Securities and Futures Commission of Hong Kong

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“substantial shareholder”	has the meaning ascribed to such term under the Listing Rules

“Takeovers Code”	The Code on Takeovers and Mergers of Hong Kong

“trading day”	a day on which the Stock Exchange is open for the business of dealings in securities

“United States” or “US”	the United States of America, its territories and possessions, any State of the United States, and the District of Columbia

“US$” or “US dollars”	US dollars, the lawful currency of the United States

“VL-Controlled Companies”	companies which are directly or indirectly wholly-owned by Mr. Li Tzar Kuoi, Victor, the Deputy Chairman of HWL, and have direct shareholding interests in HTIL

This announcement contains conversions between US dollar and Hong Kong dollar amounts. The conversions should not be taken as a representation that the US dollar amount could actually be converted into Hong Kong dollars, or the Hong Kong dollar amount could actually be converted into US dollars, at any rate stated or at all.

By Order of the Board of Hutchison Whampoa Limited Edith Shih Company Secretary	By Order of the Board of Hutchison Telecommunications International Limited Edith Shih Company Secretary

By Order of the Board of Hutchison Telecommunications Holdings Limited Richard Chan Director

Hong Kong, 8 January 2010

As at the Announcement Date, the directors of HWL are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:
Mr LI Ka-Shing (Chairman) Mr LI Tzar Kuoi, Victor (Deputy Chairman) Mr FOK Kin-ning, Canning Mrs CHOW WOO Mo Fong, Susan Mr Frank John SIXT Mr LAI Kai Ming, Dominic Mr KAM Hing Lam	Mr George Colin MAGNUS Mr William SHURNIAK	The Hon Sir Michael David KADOORIE Mr Holger KLUGE Mrs Margaret LEUNG KO May Yee Mr William Elkin MOCATTA (Alternate to The Hon Sir Michael David Kadoorie) Mr WONG Chung Hin

The directors of HWL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HTIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those expressed by the HTIL Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HTIL Group) misleading.

As at the Announcement Date, the directors of the Offeror are:

Mrs CHOW WOO Mo Fong, Susan

Mr Frank John SIXT

Mr CHAN Wai Chi, Richard

Mr HO Wai Leung, Edmond

Mr SNG Cheng Khoong, Robin.

The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HTIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those expressed by the HTIL Group or by HWL) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HTIL Group) misleading.

As at the Announcement Date, the directors of HTIL are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:	Alternate Director:
Mr LUI Dennis Pok Man Mr Christopher John FOLL Mr CHAN Ting Yu (also Alternate to Mr Lui Dennis Pok Man)	Mr FOK Kin-ning, Canning (Chairman) Mrs CHOW WOO Mo Fong, Susan (also Alternate to Mr Fok Kin-ning, Canning and Mr Frank John SIXT) Mr Frank John SIXT	Mr KWAN Kai Cheong Mr John W. Stanton Mr Kevin Westley	Mr WOO Chiu Man, Cliff (Alternate to Mr. Christopher John Foll)

The directors of HTIL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement relating to the HTIL Group and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement by the HTIL Group have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement relating to the HTIL Group misleading.

Reminder – Responsibilities of stockbrokers, banks and other intermediaries

Stockbrokers, banks and others who deal in relevant securities on behalf of clients have a general duty to ensure, so far as they are able, that those clients are aware of the disclosure obligations attaching to associates and other persons under Rule 22 of the Takeovers Code and that those clients are willing to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant Rules. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any relevant security undertaken for a client during any 7 day period is less than HK$1 million.

This dispensation does not alter the obligation of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever total value is involved.

Intermediaries are expected to co-operate with the Executive in its dealings enquiries. Therefore, those who deal in relevant securities should appreciate that stockbrokers and other intermediaries will supply the Executive with relevant information as to those dealings, including identities of clients, as part of that co-operation.

Exhibit 1.3

Hutchison Whampoa Group Proposes Hutchison Telecom International

Privatisation at HK$2.20 per share

(Hong Kong, 8 January 2010) Hutchison Whampoa Limited (“HWL”) and Hutchison Telecommunications International Limited (“HTIL”) jointly announce today that an HWL Group company (“Offeror”) has requested the board of directors of HTIL to put forward a proposal to privatise HTIL by way of a Scheme of Arrangement (the “Scheme”) under the Companies Law of the Cayman Islands (“Proposal”).

The Proposal will provide that each share of HTIL held by HTIL shareholders (other than those which are wholly owned by HWL) on a record date to be announced will be cancelled in exchange for HK$2.20 in cash. This amount represents a 37% premium over the closing price on the day prior to the suspension of trading in the HTIL shares. Holders of HTIL American Depositary Shares (“ADSs”) will for each HTIL ADS receive the US dollar equivalent of HK$33.00 in cash before fees and taxes. The Offeror has stated that the HK$2.20 amount will not be increased.

HTIL was listed in October 2004 and has since established itself as a leading pan-Asian emerging markets telecom operator. Since its IPO, HTIL has generated total returns (including dividends and the value of the Hong Kong and Macau spin-off) of 178% to the HTIL shareholders, translating to an annualised return of 22% per annum through 31 December 2009.

HWL notes that, following the sale by HTIL’s subsidiaries of their respective interests in the India and Israel operations, and the spin-off of its Hong Kong and Macau businesses. HTIL now has operations in four countries, none of which is amongst the top three operators in their respective markets and all of which generate negative cash flow. HWL believes that HTIL will continue to need significant capital to broaden and expand its businesses and accordingly, anticipates that all the current cash in the HTIL Group will be retained to fund its businesses, particularly in Indonesia and Vietnam resulting in no surplus cash being available for dividends.

While HWL remains confident in the future prospects for HTIL’s growth businesses, HWL is of the view that in the short and medium terms HTIL faces potential uncertain financial performance with the associated risk of significant share price volatility, thus making it less suited to remain a publicly listed entity. HWL further notes that HTIL’s market capitalisation has fallen from its high of HK$95.6 billion in January 2007 to its current level of HK$7.9 billion and concurrently, liquidity and trading in both HTIL’s shares and its ADSs have greatly declined.

After the proposed privatisation, HWL believes that HTIL would be more able to make decisions pertaining to investments without the pressures associated with being a publicly listed company. This will bring benefit to HTIL’s business and to HWL’s shareholders in the long term.

It is anticipated that on completion of the privatisation, the listing of the HTIL shares on the Stock Exchange of Hong Kong (“SEHK”) and the listing of the HTIL ADSs on the New York Stock Exchange (“NYSE”) will be withdrawn.

A Scheme document of HTIL containing further details of the Proposal and the Scheme, including the conditions to be satisfied and the expected timetable, will be despatched to HTIL shareholders and to HTIL ADS holders as soon as practicable and in compliance with applicable regulatory requirements.

Application has been made to the SEHK for the resumption of trading in the HTIL shares on 8 January 2010 (Hong Kong Time) and trading in the HTIL ADSs is expected to resume on 8 January 2010 (New York Time).

For detailed information, please refer to the 8 January 2010 joint announcement by HWL, the Offeror and HTIL which is available on HWL’s website (www.hutchison-whampoa.com), HTIL’s website (www.htil.com), the website of SEHK, and in due course will be available on the website of the United States Securities and Exchange Commission.

For media enquiries, please contact:

Hans Leung	Ada Yeung

Hutchison Whampoa	Hutchison Telecom International
Tel: (852) 2128 1363	Tel: (852) 2128 3106
Fax: (852) 2128 1766	Fax: (852) 2187 2087
Email: hansl@hwl.com.hk	Email: adayeung@htil.com.hk

Cautionary Statements

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the beliefs and expectations of HWL and HTIL, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and each of HWL and HTIL undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. Each of HWL and HTIL cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, each of HWL and HTIL’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from each of HWL and HTIL’s forward-looking statements can be found in each of HWL and HTIL’s filings with the United States Securities and Exchange Commission.

This press release appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Offeror, HWL or HTIL nor is it a solicitation of any vote or approval in any jurisdiction. This press release also does not constitute any solicitation or recommendation under rules and regulations of the US Securities and Exchange Commission.